June 25, 2025

Sarah Glickman
Chief Financial Officer
Criteo S.A.
32 Rue Blanche
Paris, France 75009

        Re: Criteo S.A.
            Form 10-K for Fiscal Year Ended December 31, 2024
            Form 10-Q for Fiscal Quarter Ended March 31, 2025
            File No. 001-36153
Dear Sarah Glickman:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended March 31, 2025
Note 16. Subsequent Events , page 24

1. We note your largest customer notified you that they will curtail the scope of services to be provided commencing November 1, 2025, which will reduce the expected revenue from that date onwards. For context please revise to disclose an estimate of its financial effect or a statement that such an estimate cannot be made. Please refer to
       ASC 855-10-50-2b for further guidance.
Form 10-K for Fiscal Year Ended December 31, 2024
Index to Consolidated Financial Statements
Note 4. Segment Information, page F-21

2.     You disclose the CODM "only reviews revenues and corresponding TAC for each
       segment, and does not regularly review any other expense nor financial information
       for our two segments.    The significant expense principal is based on
expense
       information regularly provided to (or easily computed by) the CODM, whether the
 June 25, 2025
Page 2

       CODM reviews that information or not. Please tell us whether segment expense
       information regularly    provided    to the CODM consists only of TAC.
If so, please
       revise to state that the only significant segment expense provided to the CODM is
       TAC. If not, tell us your consideration of the requirements of ASC 280-10-50-26A and 55-15A.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aamira Chaudhry at 202-551-3389 or Amy Geddes at 202-551-3304
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services